Report of Independent Registered
Public Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds III:

We have examined management of BNY Mellon Investment
Funds III's assertion, included in the accompanying
Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that BNY Mellon Equity Income Fund (the "Fund"), a series of BNY
Mellon Investment Funds III, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of May 31, 2023. BNY Mellon Equity Income Fund's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of May 31, 2023, and with respect to agreement of security purchases and sales, for the period from April 30, 2023 (the date of the Fund's last examination) through May
31, 2023.


1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for transfer with brokers, pledgees, or transfer agents, if any;

2.	Obtained the Custodian reconciliation of security positions held by institutions in book entry form (e.g., the Federal Reserve
Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Fund's securities per the books and records of the Fund to those of the Custodian;

4.	Agreement of pending purchase and sale activity
for the Fund as of May 31, 2023, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of five security purchases and five security
sales, since the date of the last examination, from the books and records of the Fund to corresponding bank statements;

6.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization
Control Report ("SOC 1 Report") for the period April 1,
2022 - March 31, 2023 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.
Our examination does not provide a legal determination on the Fund's compliance with specified requirements. In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of
May 31, 2023, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon Equity Income Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
January 12, 2024


January 12, 2024

Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940


We, as members of management of BNY Mellon Equity
Income Fund (the Fund), a series of BNY Mellon Investment Funds III, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies" of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2023, as well as for the period for the period from April 30, 2023 (the date of the Fund's last examination) through May 31, 2023.

Based on the evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May
31, 2023, as well as for the period from April 30, 2023 (the date of the Fund's last examination) through May 31, 2023 with respect to securities reflected in the investment accounts of the Fund.


BNY Mellon Equity Income Fund



Jim Windels
Treasurer